Q4 Earnings Announcement

Toronto, Canada, December 10, 2002: MDS Inc. (NYSE:MDZ; TSE:MDS) Q4 Earnings Announcement December 12, 2002, 11:00 AM ET
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MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:
Sharon Mathers Vice President, Investor Relations 416-213-4721 smathers@mdsintl.com	Gary Goertz Executive Vice-President, Finance & CFO 416-213-4177 ggoertz@mdsintl.com